07026542

ADITYA BIRLA GROUP

Ref: AM:PVK:1870:2007

Date:-23rd August, 2007

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

2007 SEP 17 A 9:13

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- Employees Stock Option Scheme -2006 (ESOS)

We wish to inform you that the ESOS Compensation Committee of the Board of Directors of the Company has today approved granting of 19,40,250 Stock Options to the Employees of the Company including Managing Director under the "Employee Stock Option Scheme – 2006" (ESOS-2006), each option being convertible into one Equity Shares of the Company upon vesting at a price of Rs.98/- per share subject to the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and the terms of the ESOS – 2006. The options will vest in 4 equal installments after one year of the grant and shall be exercisable within a period of 5 years from the date of vesting.

Thanking you,

Yours faithfully,
For Hindalco Industries Limited

ANIL MALIK
General Manager &
Company Secretary

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

9/18

END